EXHIBIT 28 - OTHER INFORMATION

*  *  *   NEWS RELEASE   *  *  *


FOR IMMEDIATE RELEASE      For Further Information:
                           Mike D. Johnston        (804) 780-3231
                           John Sherman Jr.        (804) 782-8756


February 26, 1997

SCOTT & STRINGFELLOW ANNOUNCES 3 FOR 2  STOCK SPLIT
AND REGULAR QUARTERLY CASH DIVIDEND

RICHMOND, Va---Scott & Stringfellow Financial Inc. (Nasdaq NMS: SCOT) today reported that its board of directors has approved a three for two stock split to be effected in the form of a 50 percent stock dividend. The board also declared a regular quarterly cash dividend of $.12 per common share.

The stock dividend will be distributed on May 6, 1997, to shareholders of record on April 18, 1997, and the quarterly cash dividend will be paid on April 15, 1997, to shareholders of record on March 27, 1997. The stock dividend will increase the number of common shares outstanding to approximately 3.12 million shares from approximately 2.08 million shares.

According to Scott & Stringfellow President and Chief Executive Officer John Sherman Jr., the board's stock dividend action is intended to increase the liquidity of the common stock and help maintain an active market.

The rate for the quarterly cash dividend following the stock split will be considered by the company's board of directors at their regular meeting in May.

Scott & Stringfellow Financial Inc. is a publicly-held holding company which operates Scott & Stringfellow Inc. founded in 1893 and the South's oldest member of the New York Stock Exchange, and Scott & Stringfellow Capital Management Inc., a 15-year-old investment advisory firm with approximately $430 million in assets under management. The company has approximately 542 employees, including 235 investment brokers, located in 29 offices in Virginia, North Carolina, South Carolina and West Virginia. Scott & Stringfellow Financial Inc. common stock trades on the Nasdaq National Market System under the symbol SCOT.

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